SECU[redacted]SION

06003146

RECEIVED FEB 24 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 203

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SEC FILE NUMBER
8- 36343

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Atlantis Investment Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1055 Parsippany Blvd
(No. and Street)

Parsippany (City) NJ (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
O'Connor Davies Munns & Dobbins
(Name – *if individual, state last, first, middle name*)

60 East 42nd St. (Address) New York (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 21 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/20/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anne K. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantis Investment Co., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

THOMAS F. FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 1, 2008

Notary Public

This report ** contains (check all applicable boxes):

- X☒ (a) Facing Page.
- X☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLANTIS INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholders
Atlantis Investment Company, Inc.

We have audited the accompanying statements of financial condition of Atlantis Investment Company, Inc. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Atlantis Investment Company, Inc. as of December 31, 2005 and 2004, and the results of its operations, its changes in stockholders' equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information shown on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information, has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 2, 2006

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

ATLANTIS INVESTMENT COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Cash and cash equivalents		$ 22,762
Commissions receivable	6,066	47,719
Research fees receivable	150,000	156,526
Due from officer	28,336	
Secured demand note	100,000	100,000
Property, equipment and leasehold improvements-net		2,414
Deposits	8,100	8,100
Total assets	$ 292,502	$ 337,521

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Liabilities		
Bank overdraft	4,155	
Accounts payable	19,981	77,464
Subordinated borrowings	100,000	100,000
Total liabilities	124,136	177,464
Stockholders' equity		
Common stock - $.10 par value, 10,000 shares authorized; 9,960 shares issued and outstanding	170	170
Additional paid-in capital	1,420,017	1,420,017
Accumulated deficit	(1,247,221)	(1,255,530)
	172,966	164,657
Treasury stock (40 shares)	(4,600)	(4,600)
Total stockholders' equity	168,366	160,057
Total liabilities and stockholders' equity	$ 292,502	$ 337,521

See accompanying notes to financial statements

ATLANTIS INVESTMENT COMPANY, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenues		
Research services	734,362	447,253
Commissions	117,407	174,781
Interest and dividends	8,609	9,508
Total revenues	860,378	631,542
Expenses		
Employee compensation and benefits	503,986	359,012
Communications	6,380	40,613
Occupancy	83,547	81,503
Taxes, other than income	557	557
Other operating expenses	257,599	189,374
Total expenses	852,069	671,059
Net profit(loss)	$ 8,309	$ (39,517)

See accompanying notes to financial statements

ATLANTIS INVESTMENT COMPANY, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities		
Net loss	$ 8,309	$ (39,517)
Adjustment to reconcile net loss to net cash (used in) operating activities		
Depreciation and amortization	2,414	1,206
Changes in operating assets and liabilities		
Commission receivable	41,653	(47,719)
Research fees recievable	6,526	(156,526)
Accounts payable and accrued expenses	(57,483)	(1,422)
Other liabilities	4,155	-
Net cash (used in) operating activities	5,574	(243,978)
Cash flows (used) provided by financing activites		
Advance to officer	(28,336)	
Additional contribution by shareholder	-	240,000
Net cash (used)provided by financing activities	(28,336)	240,000
Net (decrease) in cash and cash equivalents	(22,762)	(3,978)
Cash and cash equivalents, beginning of year	22,762	26,740
Cash and cash equivalents, end of year	$ -	$ 22,762

See accompanying notes to financial statements

ATLANTIS INVESTMENT COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of Business

The company is a registered broker-dealer, functioning as an introducing broker and has a standard agreement with its clearing broker. All securities transactions are introduced and cleared on a fully disclosed basis through the clearing broker. The company sells investment research services.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Income Taxes

The company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder.

Marketable Securities

Marketable securities are valued at fair value based on market quotations.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1. **Summary of Significant Accounting Policies (Continued)**

Concentration of Credit Risk

The company's financial instruments that are potentially exposed to concentrations of credit risk consists primarily of cash, securities and accounts receivable. The company places its cash and securities with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker. As a consequence, concentration of credit risk is limited.

2. **Equipment and Leasehold Improvements**

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are stated at cost and amortized using the straight-line method over the remaining term of the lease. A summary of property, equipment and leasehold improvements is as follows:

	2005	2004
Equipment	$92,663	$92,663
Leasehold improvements	5,656	5,656
	98,319	98,319
Less: accumulated depreciation and amortization	93,319	95,905
	$ 0	$ 2,414

Depreciation expense for the years ended December 31, 2005 and 2004 was $2,414 and $1,206, respectively.

3. **Commitments**

During 1999, the company entered into an agreement for office space for a seven year period ending May 31, 2006 at a minimum annual rental of $69,290 with a provision for annual increases in each of the succeeding years

1. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

The company's financial instruments that are potentially exposed to concentrations of credit risk consists primarily of cash, securities and accounts receivable. The company places its cash and securities with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker. As a consequence, concentration of credit risk is limited.

2. Equipment and Leasehold Improvements

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are stated at cost and amortized using the straight-line method over the remaining term of the lease. A summary of property, equipment and leasehold improvements is as follows:

	2005	2004
Equipment	$92,663	$92,663
Leasehold improvements	5,656	5,656
	98,319	98,319
Less: accumulated depreciation and amortization	98,319	95,905
	$ 0	$ 2,414

Depreciation expense for the years ended December 31, 2005 and 2004 was $2,414 and $1,206, respectively.

3. Commitments

During 1999, the company entered into an agreement for office space for a seven year period ending May 31, 2006 at a minimum annual rental of $69,290 with a provision for annual increases in each of the succeeding years.

3. Commitments

Rental expense for the years ended December 31, 2005 and 2004 was $74,354 and $72,254, respectively.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the company has net capital of $79,430 which was $74,430 in excess of its required net capital. The Company's net capital ratio was.30 to 1.

5. Secured Demand Note - Related Party

The Company has a note receivable in the amount of $100,000 with its President. This note is non-interest bearing and is secured by cash and securities maintained in a segregated account. As of December 31, 2005, the value of these assets exceeded the note amount.

6. Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2005 are listed in the following:

Secured demand note collateral agreement, 0%, due May 1, 2008	$100,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the company's continued compliance with minimum net capital requirements, they may not be repaid.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2005

Schedule I

ATLANTIS INVESTMENT COMPANY, INC.

SCHEDULE OF COMPUTATION ON NET CAPITAL UNDER
SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1

DECEMBER 31, 2005

Net Capital		
Total stockholders' equity		$ 168,366
Add: liabilities subordinated to cliams of general creditors allowable in computation of net capital		100,000
Total capital and allowable subordinated liabilities		268,366
Deductions and/or charges:		
Non-allowable assets:		
Other receivables	2,500	
Research fees receivable	150,000	
Due from officer	28,336	
Other assets	8,100	188,936
Net capital		79,430
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)		1,609
Minimum dollar net capital required		5,000
Excess net capital		74,430
Computation of Aggregate Indebtedness		
Total A.I. liabilities		24,136
Percent of aggregate indebtedness to net capital		30

Reconciliation of computation of Net Capital under
Securities and Exchange Commission Rule 15c3-1

There are no material differences between the above calculation and the company's unaudited FOCUS report as of December 31, 2005.

Schedule II

ATLANTIS INVESTMENT COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDIANTED TO CREDITORS

YEAR ENDED DECEMBER 31, 2005

There was no change in liabilties subordinated to the claims of general creditors.

Schedule III

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

YEAR ENDED DECEMBER 31, 2005

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule IV

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

YEAR ENDED DECEMBER 31, 2005

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors and Shareholders
Atlantis Investment Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Atlantis Investment Company, Inc. (the "Company"), for the year ended December 31, 2005 we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15e3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Atlantis Investment Company, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
February 2, 2006